UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                             File No. 70-10088

                               REPORT PERIOD
                     January 1, 2003 to March 31, 2003

                             In the matter of:
                   AMERICAN ELECTRIC POWER COMPANY, INC.


This Certificate of Notification is filed by American Electric Power Company,
Inc., a New York corporation ("AEP"), pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the "Act"). Such filing is made in connection with the Form U-1, as amended, filed by AEP and certain of its direct and indirect subsidiaries in File 70-10088 and as authorized by order of the Securities and Exchange Commission ("the Commission") dated December 18,
2002 in that file. The order directs that AEP file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This is the initial Certificate of Notification in this file and reports transactions for the quarter ended March 31, 2003.

AEP hereby certifies for itself and its subsidiairies the following:








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                                        AMERICAN ELECTRIC POWER COMPANY, INC., et al.
                                              QUARTERLY REPORT PER REQUIREMENTS
                                          OF HOLDING COMPANY ACT RELEASE NO. 27623
                                                      FILE NO. 70-10088
                                            FOR THE QUARTER ENDED MARCH 31, 2003

                                                          Contents

Item      Description                                                                                        Page


  1       The amount and terms of any long-term debt issued by AEP Texas Central Company (formerly known as   1
          Central Power and Light Company), AEP Texas North Company (formerly known as West Texas Utilities
          Company), Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

  2       For all guarantees issued during the quarter, a listing of the names of the guarantors, the names   2
          of the beneficiaries of the guarantees, and the amount of the guarantees.

  3       The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. and/or any of the    3
          Utility Subsidiaries during the quarter.

  4       The notional amount and principal terms of any hedge instruments or anticipatory hedges entered     4
          into during the quarter and the identity of the other parties to the transaction.

  5       The name, parent company and the amount invested in any financing entity during the quarter.        5

  6       Capitalization chart for AEP and each of the Utility Subsidiaries as of March 31, 2003.             6

  7       For all participants in the Utility Money Pool and all participants in the Nonutility Money Pool,   7-9
          a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

  8       Listing of Form U-6B-2 statements filed with the Commission, including the name of the filing       10
          entity and the date of the filing.

  9       The date, amount and payee of dividends out of capital or unearned surplus paid by all Nonutility   11
          Subsidiaries during the quarter.

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     Item 1                                                          Page 1

The amount and terms of any long-term debt issued by AEP Texas Central
Company (formerly Central Power and Light Company), AEP Texas North Company
(formerly West Texas Utilities Company), Southwestern Electric Power
Company, or Wheeling Power Company issued under the authority granted in this order.



AEP Texas Central Company
-        Borrowing Limit - $1,400 million
-        Long-term Debt Issued:
- Total principal amount - $800 million in Senior Unsecured Notes, issued in 4 traunches on February 12, 2003:
   -      1. $275 million at 5.50%, due 2013, optional "make whole" redemption
   -      2. $275 million at 6.65%, due 2033, optional "make whole" redemption
   -      3. $150 million at 3.00%, due 2005, optional "make whole" redemption
   -      4. $100 million at a variable rate, due 2005, no call life

AEP Texas North Company
-        Borrowing Limit - $500 million
-        Long-term Debt Issued - $225 million at 5.50% in Senior Unsecured
          Notes, due 2013, optional "make whole" redemption, issued
          February 12, 2003

Southwestern Electric Power Company
-        Borrowing Limit - $350 million
-        Long-term Debt Issued - None

Wheeling Power Company
-        Borrowing Limit - $40 million
-        Long-term Debt Issued - None


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     Item 2                                                          Page 2

For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.


Guarantor       Beneficiary            Amount of Guarantee  Type of Guarantee
-----------------------------------------------------------------------------
   AEP   Citicapital Bankers Leasing    $      41,253            Payment



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Item 3                                                                                                          Page 3

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc.
or any of the Utility Subsidiaries during the quarter.

                               Short Term Borrowings for the Quarter Ended March 31, 2003
                                                     (in thousands)

Borrower: American Electric Power Company, Inc.

                                            Outside Borrowings     Repayments During       Amount Outstanding        Average
Source                                        During Period             Period             at End of Period       Interest Rate
                                           ---------------------  -------------------    --------------------  -----------------


Commercial Paper                            $      11,323,673      $   12,515,774         $       224,617             2.1283%

Bank Credit Facility                                  500,000             500,000                   -                 3.3140%
                                           ---------------------  -------------------    --------------------  -----------------
Total External Short Term Borrowings        $      11,823,673      $   13,015,774         $       224,617             2.5892%
                                           =====================  ===================    ====================  =================


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     Item 4                                                          Page 4

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

        None





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     Item 5                                                           Page 5

The name, parent company and the amount invested in any financial entity during the quarter.

        None








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     Item 6

     Capitalization chart for AEP and each of the Utility Subsidiaries as of March 31, 2003.

                                                    CAPITALIZATION STRUCTURE
                                                        (as of 3/31/03)

   Company         Common Equity         Preferred Stock       Long-Term Debt**      Short-Term Debt     Total Capitalization
                   -------------         ---------------       ----------------      ---------------     --------------------
    ($ in
  thousands)      Amount        %         Amount       %       Amount         %      Amount       %        Amount         %

    AEP *       8,437,000     37.7%     1,279,000    5.7%    12,453,000     55.6%    239,000    1.1%     22,408,000     100.0%

     AEP
  Generating
   Company         43,222     44.3%             0    0.0%        44,804     45.9%      9,650    9.9%         97,676     100.0%

 Appalachian    1,277,684     39.9%        28,650    0.9%     1,894,217     59.2%          0    0.0%      3,200,551     100.0%
Power Company

  AEP Texas
   Central
   Company      1,134,414     32.7%         5,942    0.2%     2,326,595     67.1%          0    0.0%      3,466,951     100.0%

   Columbus
   Southern
Power Company     867,652     47.6%             0    0.0%       915,764     50.2%     40,000    2.2%      1,823,416     100.0%

   Indiana
   Michigan
Power Company   1,027,208     37.8%        73,046    2.7%     1,618,013     59.5%          0    0.0%      2,718,267     100.0%

   Kentucky       299,558     36.9%             0    0.0%       466,665     57.5%     46,071    5.7%        812,294     100.0%
Power Company

  Kingsport        24,467     55.0%             0    0.0%        20,000     45.0%          0    0.0%         44,467     100.0%
Power Company

  Ohio Power    1,379,733     46.5%        25,498    0.9%     1,325,341     44.6%    239,328    8.1%      2,969,900     100.0%
   Company

    Public
   Service
  Company of
   Oklahoma       390,582     34.4%         5,267    0.5%       620,514     54.6%    119,820   10.5%      1,136,183     100.0%

 Southwestern
   Electric
Power Company     661,154     43.6%         4,700    0.3%       748,091     49.3%    103,123    6.8%      1,517,068     100.0%

  AEP Texas       185,156     34.0%         2,367    0.4%       357,509     65.6%          0    0.0%        545,032     100.0%
North Company

   Wheeling        29,125     59.3%             0    0.0%        20,000     40.7%          0    0.0%         49,125     100.0%
Power Company

* Preferred stock include $759 million minority interest and $376 million equity unit senior notes ** Long-term Debt includes Trust Preferred Stock and
Securitization Bond
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Item 7                                                                                  Page 7


With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to borrowings and loans.



                    Nonutility Money Pool Internal Maximum Short-Term Borrowings and Loans
                                     for the Quarter Ended March 31, 2003
                                                 (in thousands)

                                                 Maximum Borrowings              Maximum Loans
                                               from Nonutility Money Pool    to Nonutility Money Pool
                                              -------------------------    --------------------------
AEP Acquisition, LLC                             $       -                       $      1
AEP C&I Company, LLC                                  (14,718)                       -
AEP Coal Company                                      (85,992)                       -
AEP Communications, Inc.                                 -                          2,905
AEP Communications, LLC                               (40,267)                       -
AEP Credit, Inc.                                      (83,323)                       -
AEP Delaware Investment Company                            (1)                       -
AEP Desert Sky LP, LLC                                (19,788)                       -
AEP Elmwood, LLC                                         -                         11,073
AEP Emissions Marketing, LLC                             -                           -
AEP EmTech, LLC                                        (6,245)                       -
AEP Energy Services, Inc.                            (217,942)                       -
AEP Energy Services. Ltd                              (61,202)                       -
AEP Energy Svcs Gas Holding Company                   (29,126)                     26,556
AEP Fiber Venture, LLC                                (29,040)                       -
AEP Gas Power GP, LLC                                 (18,662)                       -
AEP Gas Power System GP, LLC                           (3,278)                       -
AEP Holdings I CV                                        -                          2,196
AEP Investments, Inc.                                  (4,268)                       -
AEP MEMCo, LLC                                           -                         43,867
AEP Ohio C&I Retail Company, LLC                          (19)                       -
AEP Ohio Retail Energy, LLC                            (3,195)                      1,619
AEP Power Marketing, Inc.                                -                           -
AEP ProServ, Inc.                                     (15,890)                     17,274
AEP Pushan Power, LDC                                  (1,587)                       -
AEP Resource Services, LLC                                 (9)                       -
AEP Resources International, Ltd                         (139)                       -
AEP Resources Project Management Company, Ltd              (5)                       -
AEP Resources, Inc.                                  (849,810)                       -
AEP Retail Energy, LLC                                   (424)                        762
AEP T&D Services, LLC                                    (303)                       -
AEP Texas C&I Retail, GP, LLC                            (156)                       -
AEP Texas C&I Retail, LP                                 -                         13,344
AEP Texas POLR, LLC                                      -                             74
C3  Networks GP, LLC                                     -                            671

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Item 7 (Continued)                                                                                   Page 8


               Nonutility Money Pool Internal Maximum Short-Term Borrowings and Loans
                                  for the Quarter Ended March 31, 2003
                                               (in thousands)

                                           Maximum Borrowings                Maximum Loans
                                      from Nonutility Money Pool      to Nonutility Money Pool
                                     -----------------------------    --------------------------
C3 Communications, Inc.                    $  (34,075)                        $    -
CSW Development I, Inc.                          -                                1,651
CSW Eastex LP I Inc                              -                                1,198
CSW Energy, Inc.                             (272,149)                             -
CSW Energy Services, Inc.(ESI)                (18,349)                             -
CSW International, Inc.                        (1,845)                             -
CSWE/Fort Luption, Inc.                          -                                3,458
Desert Sky Wind Farm, LP                         -                                  999
Dolet HillsLignite Company, LLC                  -                               23,375
EnerShop, Inc.                                 (6,087)                             -
Houston Pipeline Company, LP                     -                              192,686
HPL Holdings, Inc.                               -                                 -
Industry & Energy Associates, LLC                -                               21,810
Jefferson Island Storage & Hub, LLC              -                               14,719
LIG Chemical Company                          (96,429)                              651
LIG Liquids, LLC                                 -                               35,197
LIG Pipeline Company                              (41)                             -
LIG, Inc.                                         (33)                             -
Lodisco, LLC                                  (38,580)                           98,049
Louisiana Intrastate Gas Company, LLC            (368)                          100,407
MidTexas Pipeline Company                        (845)                              172
Mutual Energy Service Company, LLC             (1,217)                           21,659
Mutual Energy SWEPCo, LP                       (1,700)                              315
Mutual Energy, LLC                               (122)                           40,910
Newgulf Power Venture                            (324)                            5,729
POLR Power, LP                                 (7,178)                             -
Rep General Partner, LLC                         -                                9,823
Rep Holdco, Inc.                                 -                              105,982
Tuscaloosa Pipeline Company                      -                                  879

Average interest rate for the Nonutility Money Pool for the quarter ended March
31, 2003 is 2.58916%

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Item 7 (Continued)                                                                                       Page 9

                     Utility Money Pool Internal Maximum Short-Term Borrowings and Loans
                                       for the Quarter Ended March 31, 2003
                                                  (in thousands)

                                           Maximum Borrowings                      Maximum Loans
                                        from Utility Money Pool                to Utility Money Pool
                                     -----------------------------         -----------------------------
AEP Generating Company                   $    (40,965)                            $     7,086
AEP Service Corporation                      (279,466)                                 27,873
AEP Texas Central Company                    (360,419)                                 47,361
AEP Texas North Company                      (131,838)                                 15,584
Appalachian Power Company                    (113,094)                                 88,520
Blackhawk Coal Company                           -                                     13,544
Cedar Coal Company                               -                                     10,879
Central Appalachian Coal Company                 -                                      1,908
Central Coal Company                             -                                        671
Colomet Inc.                                   (3,354)                                   -
Columbus Southern Power Company                (8,464)                                278,509
Conesville Coal Prep Company                     -                                      2,573
Franklin Real Estate Company                      (46)                                    226
Indiana & Michigan Power Company                 -                                    229,182
Indiana Franklin Realty                          -                                         25
Kentucky Power Company                        (57,606)                                   -
Kingsport Power Company                        (2,722)                                  8,050
Ohio Power Company                           (239,014)                                235,059
Public Service Company of Oklahoma           (119,819)                                   -
Simco Inc.                                       -                                        410
Southern Appalachian Coal Company                -                                      6,534
Southwestern Electric Power Company          (145,355)                                   -
Wheeling Power Company                         (4,694)                                  2,559




Average interest rate for the Utility Money Pool for the quarter ended March 31, 2003 is 2.58916%



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 Item 8                                                              Page 10



Listing of Form U-6B-2 statements filed with the SEC, including the name of the filing entity and the date of the filing.

 Filing               Company                        Filing Date
 ------               -------                        -----------
U-6B-2   American Electric Power Co., Inc.        January 10, 2003
U-6B-2   Appalachian Power Company                March 10, 2003
U-6B-2   Columbus Southern Power Company          March 10, 2003




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Item 9                                                                                               Page 11




The date, amount and payee of dividends out of capital or unearned surplus paid by all Nonutility Subsidiaries during the quarter.

           Dividend Paid by                 Date Paid            Amount                       Paid To
           ----------------                 ---------            ------                       -------

AEP Delaware Investment Company II       January 13, 2003    $6,050,000.00    AEP Resources, Inc.

AEP Energy Services Gas Holding           March 27, 2003      3,370,682.50    AEP Energy Services Gas Holding Company
Company                                                                       II, L.L.C.

Dolet Hills Lignite Company, LLC          March 25, 2003      1,800,000.00    Southwestern Electric Power Company


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Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of AEP, et al, in File No. 70-10088 and in accordance with the terms and conditions of the Commission's order dated December 18, 2002, permitting said Application-Declaration to become effective.

DATED:  May 30, 2003



                             BY: AMERICAN ELECTRIC POWER COMPANY, INC. for itself and its subsidiaries




                             BY:          /s/ Geoffrey S. Chatas
                                     ----------------------------------------

                                               Geoffrey S. Chatas
                                                   Treasurer